August 25, 2009

Mr. Terence O'Brien
Accounting Branch Chief
Division of Corporate Finance, Mail Stop 4631
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Minerals Technologies Inc.
Form 10-K for the Fiscal Year ended December 31, 2008
Filed February 26, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 6, 2009
Forms 10-Q for the Fiscal Quarters Ended March 29, 2009 and June 28, 2009
File No. 1-11430

Dear Mr. O'Brien:

On behalf of Minerals Technologies Inc. (the "Company"), I hereby transmit for filing this letter in response to the comments of the Staff of the Securities and Exchange Commission (the "Commission") dated August 13, 2009 regarding the Company's Form 10-K for the Fiscal Year ended December 31, 2008, filed February 26, 2009, Definitive Proxy Statement on Schedule 14A, filed April 6, 2009, Forms 10-Q for the Fiscal Quarters Ended March 29, 2009 and June 28, 2009, File No. 1-11430.

For your convenience, I have set forth below in bold your numbered comments in their entirety followed by the responses thereto.

Form 10-Q for the Fiscal Quarter Ended June 28. 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations. Page 20

Critical Accounting Policies. Page 33

Valuation of long-lived assets, goodwill and other intangible assets. Page 33

  We note that you are testing the Refractories' reportable segment's goodwill for impairment at the reportable segment level, which also appears to be the operating segment level. We further note your disclosure in Note 9 on page 11 in which you recognized asset impairments for the Refractories reportable segment at lower levels (i.e., Americas Refractories, European Refractories, and Asian Refractories). Please provide us with your analysis of paragraphs 30-31 of SFAS 142 with reference to the guidance in EITF Topic D-101 for your identification of the Refractories' reportable segment as your reporting unit.

In accordance with SFAS 142 and EITF Topic D101, we have identified the Refractories reportable segment as our reporting unit due to the similar economic characteristics and the nature of the products and services as described below:

The Refractories segment is reviewed on a global product line basis and each component would not constitute a reporting unit due primarily to the similar economic characteristics and the way the product lines are managed and resources are allocated.

The Refractories reportable segment consists of the following major product lines: Refractory Products and Metallurgical Products. The Refractories segment produces monolithic and shaped refractory products for sale principally to the steel, cement and glass industries, and offers related services, such as providing proprietary measuring and application equipment, as well as on-site technical assistance to its customers. These products and services all have one common purpose, increased efficiency in production processes involving extreme high temperatures and are marketed as a system. The Refractory Products (23% of consolidated sales) are quite similar in purpose and there is no major distinction in the global manufacturing processes. The product formulations are developed centrally and marketed to major customers on a global basis as part of a comprehensive global marketing strategy. Metallurgical products (5% of consolidated sales) are also provided as a part of that comprehensive marketing strategy.

All of the product line manufacturing, sales and marketing operations are managed globally and the nature of the products and services and production processes are similar and serve the same global customers in the steel market. The distribution methods for all product lines are similar with direct company contact to major industrial producers. All product lines are supported and benefit from common technical engineering resources, analytical testing and share common research and development facilities centered in North America. In addition, capital appropriations and capital budgets are determined at the Refractories reportable segment level not at the product line or regional level. Assets and resources are shared at the segment level and not at the component level and management decisions are typically made at the segment level. Therefore, goodwill would be recoverable at the segment level as all of the operations are intertwined and interdependent.

The asset impairments recognized in the second quarter of 2009 were all assessed at the SFAS 144 asset group level (generally at the operating plant level). The impairment charges were grouped by region solely for clarity of reporting.

Therefore, we believe that the appropriate reporting unit level for the Refractories operations is the operating segment level in accordance with paragraphs 30-31 of SFAS 142 and with reference to the guidance in EITF Topic D-101.
  We note that your annual testing of goodwill for impairment is as of the beginning of the fourth quarter. We further note that during the second quarter of fiscal year 2009, you tested asset groups within the PCC and Refractories reporting unit for recoverability and recognized material impairment charges. Based on your disclosures, it does not appear as though you tested these two reporting units' goodwill for impairment during the second quarter of fiscal year 2009. Further, we note that there was a significant drop in demand for your products beginning in the fourth quarter of fiscal year 2008, which appears to have continued to a greater degree during the first half of fiscal year 2009. Please tell us how you determined that there was not a need to test goodwill for impairment in the interim. Refer to paragraph 28 of SFAS 142 for guidance. To further help us understand your assessment of whether to test goodwill for impairment during an interim period, please provide us with the following for each of your reporting units:
•	Goodwill balance as of the most recent balance sheet date and last impairment testing date;
•	Carrying value as of the most recent balance sheet date and last impairment testing date;
•	Estimated fair value as of the last impairment testing date;
•

Material assumptions used to estimate fair value for each of the methodologies used as of the last impairment testing date (i.e., projected revenue growth, future operating margins, terminal growth rates, discount rates, EBITDA multiples, revenue multiples, etc.); and

•	Historical values for the material assumptions as of and for the three fiscal years ended December 31, 2008 and six-months ended June 28, 2009.

The Company performed an interim goodwill impairment test of the Refractories segment reporting unit as of the end of the second quarter of 2009 and an interim goodwill impairment test for all reporting units as of the end of the first quarter of 2009.

The Refractories reporting unit incurred an operating loss during the second quarter due to low sales volumes associated with weak steel industry market conditions and high raw material costs consumed from inventory which were purchased last summer during the peak of the demand cycle for Chinese sourced materials. We have implemented a restructuring program for this reporting unit designed to improve profitability in 2010 and beyond by rationalizing certain manufacturing facilities to reach breakeven levels during low volume cycles and improve profitability at higher volumes. In our valuation of the Refractories reporting unit, we assumed minimal sales improvement for the remainder of 2009. Our sales growth volume assumptions over the next five years range from 5% to 8% from the current very low levels. In our assumptions, by 2014, we only expect sales volumes to achieve on average 90% of annualized sales volume levels achieved in the third quarter of 2008. As a result of some forecasted volume improvement from present levels, coupled with cost and expense savings associated with the restructuring program, the fair value was significantly in excess of the carrying value and resulted in no impairment of goodwill.

The goodwill balance for each reporting unit as of June 28, 2009 and March 29, 2009 was as follows:
($ in millions)	June 28, 2009	March 29, 2009

PCC	$9.7	$8.8
Processed Minerals	4.6	4.6
Refractories	53.5	52.7

Total	$67.8	$66.1

The Invested Capital and Estimated Fair Value, excluding cash, for the Refractories reporting unit as of June 28, 2009 were as follows:

($ in millions)	Invested Capital	Est. FMV

Refractories	$233.9	$282.3

The Invested Capital, excluding cash, for the PCC and Processed Minerals Reporting Units as of March 29, 2009 were as follows:
($ in millions)	Invested Capital

PCC	$247.8
Processed Minerals	$100.0

The fair market value of the PCC and Processed Minerals product lines were materially in excess of the carrying value.

The Company had approximately $240 million and $200 million of cash and short term investments as of June 28, 2009 and March 31, 2009, respectively, which would increase both the Invested Capital and Estimated Fair Market Values by the same amounts.

As we disclosed in our Form 10-Q for the Fiscal quarter Ended June 28, 2009 and in our Annual Report on Form 10-K for the fiscal year ended December, 31, 2008, the fair value of each reporting unit materially exceeded the carrying value of each reporting unit.

We estimate fair value of our reporting units by applying information available at the time of the valuation to industry accepted models using an income approach and market approach. The income approach incorporates the discounted cash flow method and focuses on the expected cash flow of the Reporting Unit. The market approach utilizes two methodologies, the Guideline Company Method and the Similar Transactions Method. The Guideline Company Method focuses on comparing the Reporting Units' risk profile and growth prospects to selected similar publicly-traded companies. The Similar Transactions Method considers prices paid in recent transactions in the Reporting Unit's industry or related industries. We believe the income and market approaches are equally relevant to the determination of reporting unit fair value and therefore assigned equal weighting to each method.

The key assumptions we used in the income approach included revenue growth rates and profit margins based upon forecasts derived from available industry market data, a terminal growth rate and estimated weighted-average cost of capital based on market participants for which the discount rates were determined. For the Refractories reporting unit, we assumed that revenues would decline approximately 20% in the second half of 2009 compared to 2008 and 30% for the full year 2009 compared to 2008. The rate of sales decline would reduce in the fourth quarter of 2009 when compared with the fourth quarter of 2008, which was the beginning of the effects of the recession in our markets. Our compound annual sales growth assumption from 2008 to 2014 is less than 1%. Revenue growth was 10%, 4% and 6% for the years ended December 31, 2008, 2007 and 2006, respectively. Our gross profit margin is forecast at between 21% and 25% over the next five years and had ranged between 27% and 30% from over the last three years. The terminal growth rates were projected at 3% after five years, which reflects our estimate of long term market and gross domestic product growth. We utilized discount rates of 11% and 12% in the valuation and, in addition, incorporated a company specific risk premium.

For the PCC and Processed Minerals reporting units, we assumed that revenues would decline approximately 10% in the second half of 2009 compared to 2008 and 15% for the full year 2009 compared to 2008. The rate of sales decline would reduce in the fourth quarter of 2009 when compared with the fourth quarter of 2008, which was the beginning of the effects of the recession in our markets. Our compound annual sales growth assumptions from 2008 to 2014 are less than 5% for both the PCC and Processed Minerals product lines. Revenue growth was 0%, 6% and 7% for the years ended December 31, 2008, 2007 and 2006, respectively. Our gross profit margin is forecast at between 21% and 28% over the next five years and had ranged between 27% and 31% over the last three years. The terminal growth rates were projected at 3% after five years, which reflects our estimate of long term market and gross domestic product growth. We utilized discount rates of 11% and 12% in the valuation and, in addition, incorporated a company specific risk premium.

The key assumptions we used in the market approach represent multiples of Sales and EBITDA and were derived from comparable publicly traded companies with similar operating characteristics as the reporting units. The market multiples used in our assumptions ranged from 0.7 to 0.9 times trailing twelve month Sales and 2009 and 2010 forecasted Sales and ranged from 6.0 to 8.5 times trailing twelve months EBITDA and 2009 and 2010 forecasted EBITDA.

With respect to the PCC impairment charge, the Company did not feel it was necessary to perform an interim goodwill impairment test as of the end of the second quarter for the PCC reporting unit as only one of our 52 PCC satellite plants became impaired during the second quarter when the potential for the future startup of this idle facility became unlikely. This impairment had a minimal effect on the value of the entire reporting unit, which materially exceeded the carrying value as of the end of the first quarter.
  We note that the asset impairment charges recognized materially impacted your operating results. However, you did not provide disclosures in MD&A regarding the methodology and the material estimates and assumptions made to estimate the fair value of these assets. In future filings beginning with your next Form 10-Q, please provide investors with an understanding as to how you estimated the fair value of these assets. Please also quantify and disclose the material assumptions used in the fair value methodology. Finally, please provide a sensitivity analysis of the material assumptions impact on the estimated fair value using other reasonably likely inputs. Refer to Item 303 of Regulation S-K and Section 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings.

In future filings, we will disclose the methodology and material assumptions used in determining the fair value of impaired assets. In addition, we will provide a sensitivity analysis regarding the material assumptions used in estimating fair value, if relevant. The impairment charges recognized in the second quarter related to a number of under-performing facilities from which we expect to transfer production and/or close within a six to eighteen month period. The cash flows from these facilities were negative during the projected remaining operating period and a sensitivity analysis would not significantly affect the fair market value determination.

The following is our proposed disclosure in future filings:

The Company accounts for impairment of long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 also establishes a uniform accounting model for the disposal of long-lived assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In such instances, the Company estimates the undiscounted future cash flows (excluding interest) resulting from the use of the asset and its ultimate disposition. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset, determined principally using discounted cash flows.

In the second quarter of 2009, the Company initiated a restructuring program to improve efficiencies through the consolidation of operations and rationalization of certain product lines, and through the reduction of costs. As part of this program, the Company will consolidate its Old Bridge, New Jersey operation into Bryan, Ohio and Baton Rouge, Louisiana, in order to improve operational efficiencies and reduce logistics for key raw materials, which resulted in an impairment of assets charge of $4.3 million; rationalize its North American specialty shapes product line resulting in an impairment of assets charge of $1.5 million; rationalize some of its European operations resulting in an impairment of assets charge of $2.2 million; recorded further impairment charges of $10.0 million related to its Asian refractory operations as a result of continued difficulties in market penetration as well as consolidate its Asian operations and actively seek a regional alliance to aid in marketing its high value products; recognize impairment charges for refractory application equipment in North America of $3.7 million and Europe of $3.3 million due to customer underutilized assets under depressed volume conditions; an impairment of $6.5 million related to the Company's PCC facility in Millinocket, Maine, which has been idle since September 2008 and where the start-up of the satellite facility is now unlikely. As a result of this realignment, the Company recorded an impairment of assets charge of $37.5 million.

The following table reflects the major components of the impairment of assets charge:

            Impairment of assets:
(millions of dollars)	Second Quarter 2009	Remaining Carrying Value of Impaired Assets

Americas Refractories	$9.5	$0.3
European Refractories	11.5	0.8
Asian Refractories	10.0	11.6
North America Paper PCC	6.5	--

Total impairment	$37.5	$12.7

Included in the impairment of assets charge for European Refractories is a $6.0 million charge for certain intangible assets from its 2006 acquisition of a business in Turkey.

The Remaining Carrying value of the Impaired Assets was determined by estimating marketplace participant views of the discounted cash flows of the asset groups and, in the case of tangible assets, by estimating the market value of the assets, which due to the specialized and limited use nature of our equipment, is primarily driven by the value of the real estate. As the estimated discounted cash flows were determined to be negative under multiple scenarios, the highest and best use of the tangible asset groups was determined to be a sale of the underlying real estate. The fair value of the significant real estate holdings was based on independent appraisals.

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The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

This letter is also being filed on EDGAR as of the above date.

We thank you for the opportunity to respond to your comments. Please contact me at 212-878-1923 if you have any questions regarding the foregoing.

Very truly yours,

By:	/s/ John A. Sorel

John A. Sorel Senior Vice President, Finance and Chief Financial Officer